

FILE NO: 82-3806 03 JUL -9 AM 7:21

1 July 2003

Rentokil Initial plc
Felcourt, East Grinstead
West Sussex RH19 2JY

Telephone 01342 833022
Fax 01342 326229

Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA



03024409


SUPPL

Dear Sirs

RENTOKIL INITIAL PLC
Information furnished Pursuant to Rule 12g3-2(b)
Under the Securities Exchange Act of 1934

Rentokil Initial plc hereby furnishes the documents listed below to the Securities and Exchange Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended. The file number assigned for this purpose is 82-3806.

We have enclosed one complete copy of each of the following:

Type of Information or Report	Document furnished
1. Annual report to shareholders and financial statements.	1. Nothing to Report.
2. Semi-annual report to shareholders (including unaudited six-month profit and loss statement).	2 Nothing to Report
3. Annual return filed with Registrar of Companies in England and Wales.	3. Nothing to Report
4. Half-yearly returns filed with the London Stock Exchange, (previously quarterly).	4. Nothing to Report.
5. Changes affecting the Board of Directors.	5. Nothing to Report
6. Releases to the London Stock Exchange.	6. See attached: 6.1 Purchase of own shares 6.2 Notification of major interest in shares. 6.3 Information on Mr Peter Mason. 6.4 Listing of Euro Notes.


PROCESSED
JUL 17 2003
THOMSON
FINANCIAL

If you have any questions or require any additional information, please contact me by telephone (collect) on 0011-441342-833022.

Yours faithfully

Paul Griffiths
ADMINISTRATION DIRECTOR


RNS
The company news service from the London Stock Exchange



Full Text Announcement

03 JUL -3 AM 7:21



Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 30 Jun 2003
Number	9062M

30 June 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 27 June 2003 for cancellation the following Ordinary shares of 1p each:

1,750,000 At 191.8579p per share

END

Company website





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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 27 Jun 2003
Number	8473M

27 June 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 26 June 2003 for cancellation the following Ordinary shares of 1p each:

1,250,000 At 186.7326p per share

END

Company website



Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 26 Jun 2003
Number	7831M

26 June 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 25 June 2003 for cancellation the following Ordinary shares of 1p each:

575,000 At 186.6827p per share

END

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 25 Jun 2003
Number	7293M

25 June 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 24 June 2003 for cancellation the following Ordinary shares of 1p each:

1,000,000 At 186.4218p per share

END

Company website


RNS
The company news service from
the London Stock Exchange

Full Text Announcement



Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 24 Jun 2003
Number	6647M

24 June 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 23 June 2003 for cancellation the following Ordinary shares of 1p each:

1,194,417 At 188.3142p per share

END

Company website



Full Text Announcement



Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 23 Jun 2003
Number	6131M

23 June 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 20 June 2003 for cancellation the following Ordinary shares of 1p each:

750,000 At 190.4571p per share

END

Company website




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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 20 Jun 2003
Number	5539M

20 June 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 19 June 2003 for cancellation the following Ordinary shares of 1p each:

1,500,000 At 191.979p per share

END

Company website


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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 19 Jun 2003
Number	4982M

19 June 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 18 June 2003 for cancellation the following Ordinary shares of 1p each:

936,000 At 195.331p per share

END

Company website



Company	Rentokil Initial PLC
TIDM	RTO
Headline	*Holding(s) in Company*
Released	17:06 17 Jun 2003
Number	4503M

RNS Number:4503M
Rentokil Initial PLC
17 June 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays plc

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

For Barclays plc through subsidiary companies - Barclays have voting rights

5. Number of shares / amount of stock acquired

N/A

6. Percentage of issued class

N/A

7. Number of shares / amount of stock disposed

7,231,289

8. Percentage of issued class

0.39%

9. Class of security

Ordinary 1p

10. Date of transaction

13 June 2003

11. Date company informed

17 June 2003

12. Total holding following this notification

85,325,850

13. Total percentage holding of issued class following this notification

4.63%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification

Date of notification

17 June 2003

END

Company website

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Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 17 Jun 2003
Number	3888M

17 June 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 16 June 2003 for cancellation the following Ordinary shares of 1p each:

1,105,665   At 194.5742p per share

END

Company website



Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 16 Jun 2003
Number	3353M

16 June 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 13 June 2003 for cancellation the following Ordinary shares of 1p each:

907,803 At 194.4219p per share

END

Company website

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 13 Jun 2003
Number	2827M

13 June 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 12 June 2003 for cancellation the following Ordinary shares of 1p each:

349,207 At 194.7635p per share

END

Company website

Company	Rentokil Initial PLC
TIDM	RTO
Headline	Holding(s) in Company
Released	15:34 13 Jun 2003
Number	3258M

RNS Number:3258M
Rentokil Initial PLC
13 June 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Rentokil Initial plc

2. Name of shareholder having a major interest

Barclays plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Barclays plc

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

For Barclays plc through subsidiary companies - Barclays have voting rights

5. Number of shares / amount of stock acquired

18,573,643

6. Percentage of issued class

1.01%

7. Number of shares / amount of stock disposed

N/A

8. Percentage of issued class

N/A

9. Class of security

Ordinary 1p

10. Date of transaction

10 June 2003

11. Date company informed

12 June 2003

12. Total holding following this notification

92,557139

13. Total percentage holding of issued class following this notification

5.02%

14. Any additional information

No

15. Name of contact and telephone number for queries

Paul Griffiths 01342 830332

16. Name and signature of authorised company official responsible for making this notification

Date of notification

13 June 2003

END





Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 12 Jun 2003
Number	2196M

12 June 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 11 June 2003 for cancellation the following Ordinary shares of 1p each:

1,000,000 At 193.2445p per share

END

Company website





Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 11 Jun 2003
Number	1652M

11 June 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 10 June 2003 for cancellation the following Ordinary shares of 1p each:

1,500,000 At 190.3085p per share

END

Company website

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Full Text Announcement




Company	Rentokil Initial PLC
TIDM	RTO
Headline	Listing Particulars
Released	11:25 10 Jun 2003
Number	1362M

FORMAL NOTICE FOR SPECIALIST SECURITIES

PUBLICATION DATE: 10th June, 2003

Application has been made to the UK Listing Authority for the following securities to be admitted to the Official List.

DETAILS OF ISSUE: €2,500,000,000 Euro Medium Term Note Programme

ISSUER: Rentokil Initial plc

INCORPORATED IN: United Kingdom

GUARANTOR: N/A

INCORPORATED IN: N/A

Particulars relating to the issue may be obtained during usual business hours for fourteen days from the date of this for notice from:

Rentokil Initial plc
Felcourt
East Grinstead
West Susex
RH19 2JY

HSBC Bank plc
Mariner House
Pepys Street
London EC3N 4DA

In addition, a copy of the Particulars is available for inspection at the Document Viewing Facility at the Financial Service Authority,
25 The North Colonnade, London E14 5HS.

END

Company website





Company	Rentokil Initial PLC
TIDM	RTO
Headline	Purchase of Own Securities
Released	07:30 3 Jun 2003
Number	8246L

03 June 2003

Rentokil Initial PLC

Purchase of own shares

Rentokil Initial PLC announces that it purchased on the 02 June 2003 for cancellation the following Ordinary shares of 1p each:

50,000 At 178p per share

END

Company website





Full Text Announcement



Company	Rentokil Initial PLC
TIDM	RTO
Headline	Director Declaration
Released	11:19 2 Jun 2003
Number	7938L

RNS Number:7938L
Rentokil Initial PLC
2 June 2003

LETTER TO: RNS
30th May 2003

Appointment of Mr Paul Mason as a director

Further to the announcement regarding the appointment of Mr Paul Mason as a director of this company on 29th May 2003 and, in accordance with paragraphs 16.4 and 16.5 of the UKLA Listing Rules, I now provide the following information on Mr Mason.

(a) Details of any directorships of publicly quoted companies (whether British or otherwise) held in the last five years, indicating whether or not they are still held:

ASDA Group plc

Matalan plc

Mr Mason is no a longer a director of the above companies

(b) Any unspent convictions in relation to indictable offences:

None

(c) Details of any bankruptcies or individual voluntary arrangements entered by Mr Mason:

None

(d) Details of any receiverships, compulsory liquidations, creditors, voluntary liquidations, administrations, company voluntary arrangements for any composition or arrangement with creditors or any class of its creditors of any company where Mr Mason was a director and with an executive function at the time of or within the twelve months preceding such events:

None

(e) Details of any compulsory liquidations, administrations or partnerships voluntary arrangements of any partnerships where Mr Mason was a partner at the time of or within twelve months preceding such events:

None

(f) Details of receiverships of any of Mr Mason's assets or of a partnership of which Mr Mason was a partner at the time of or within the twelve months preceding such event:

None

(g) Details of any public criticisms of Mr Mason by a statutory or regulatory authority (including a recognised professional body) and whether he has ever been disqualified by a court from acting as a director of a company or from acting in the management or conduct or the affairs of any company:

None

From: R WARD-JONES (Secretary)

This information is provided by RNS
The company news service from the London Stock Exchange

END

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